UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Vidvod Media Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    June 5, 2015

Physical address of issuer
1112 Montana Ave
Santa Monica, CA 90403

Website of issuer
www.sidestream.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary a fee consisting of five percent (5%) commission based on the amount raised in the Offering and paid upon disbursement of funds from escrow after the conclusion of the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$250,000.00

Deadline to reach the target offering amount
August 16, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 2

	Most recent fiscal year-end (December 31, 2020)	**Prior fiscal year-end (December 31, 2019)**
Total Assets	$108,849.99	$27,974.36
Cash & Cash Equivalents	$33,884.27	$23,158.64
Accounts Receivable	$0.00	$0.00
Short-term Debt	$467,580.28	$405,080.64
Long-term Debt	$0.00	$0.00
Revenues/Sales	$68.86	$1,123.99
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	N/A	$2,400
Net Income	$18,375.99	-$25,065.47

Due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief, the Company has provided financial information certified by its principal executive officer instead of financial statements reviewed by a public accountant that is independent of the issuer.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 5, 2021

FORM C/A

Up to $250,000.00

Vidvod Media Inc.



Explanatory Note

Vidvod Media, Inc., (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on March 8, 2021. This Amendment is filed to include the webinar transcript, attached hereto as Exhibit G, to update investment limits language in Exhibit B based on new Regulation Crowdfunding limits, and to clarify the intermediate close verbiage and disclosure.

Crowd Note

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Vidvod Media Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 Principal Amount and up to $250,000.00 Principal Amount from Investors in the offering of Securities described in this Form C/A (this "Offering"). The Company is concurrently offering the Securities in this Offering and under Rule 506(c) of Regulation D (collectively, this Offering and the concurrent offering under Regulation D are referred to as the "Combined Offering"). The Company will sell up to an aggregate amount of $500,000 in the Combined Offering. The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

	Price to Investors	Service Fees and Commissions [1]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$250,000.00	$12,500.00	$237,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at sidestream.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is April 5, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at sidestream.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Vidvod Media Inc. (the "Company") is a California Corporation, formed on June 5, 2015. The Company is currently also conducting business under the name of SideStream.

The Company is located at 1112 Montana Ave, Santa Monica, CA 90403.

The Company's website is www.sidestream.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

The Company serves as a platform for the general public to access, schedule, and promote co-viewing events with friends, family and followers featuring studio-quality movies in a virtual setting.

The Offering

Minimum amount of Crowd Note being offered	$25,000 Principal Amount
Total Crowd Note outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Note	$250,000 Principal Amount
Total Crowd Note outstanding after Offering (if maximum amount reached)	$250,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	August 16, 2021
Use of proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	See the description of the voting rights on page 35 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our business, results of operations, and financial condition may be adversely impacted by the ending of the coronavirus (COVID-19) pandemic.
With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. As a means for the public to watch, share and socialize in a virtual setting, the Company's business actually benefits from the conditions surrounding social distancing and the avoidance of large, public

gatherings that result from the Coronavirus (COVID-19) outbreak. Therefore, counter to most other business sectors, the Company could be materially and adversely affected if/when situations change with respect to the resumption of public gatherings. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern abate in the near-term, the Company's operations may be adversely affected.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Neal Tiles and Kevin Pereira who are Co-Founder & CEO and Co-Founder & Head of Product of the Company. The Company has or intends to enter into employment agreements with Neal Tiles and Kevin Pereira although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Neal Tiles and Kevin Pereira or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Neal Tiles and Kevin Pereira in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Neal Tiles and Kevin Pereira die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Form C/A entitled "Related Person Transactions" for further details.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and

commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We are subject to taxation related risks in multiple jurisdictions.
We are a U.S.-based multinational company subject to tax in multiple U.S. Significant judgment is required in determining our global provision for income taxes, deferred tax assets or liabilities and in evaluating our tax positions on a nationwide basis. While we believe our tax positions are consistent with the tax laws in the jurisdictions in which we conduct our business, it is possible that these positions may be contested or overturned by jurisdictional tax authorities, which may have a significant impact on our global provision for income taxes.

Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. The U.S. recently enacted significant tax reform, and certain provisions of the new law may adversely affect us. In addition, governmental tax authorities are increasingly scrutinizing the tax positions of companies. If U.S. tax authorities change applicable tax laws, our overall taxes could increase, and our business, financial condition or results of operations may be adversely impacted.

Net neutrality could have an adverse impact on our business and results of operations.
On February 26, 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II of the Communications Act of 1934 to Internet service providers. On June 11, 2018, the FCC's Restoring Internet Freedom Order took effect, effectively repealing the 2015 net neutrality ruling, and the FCC reaffirmed the repeal in October 2020. At the state level, California, Colorado, Maine, New Jersey, Oregon, Vermont and Washington, and Puerto Rico have either adopted resolutions or passed legislation in support of net neutrality. Nine additional states have proposed net neutrality legislation in their respective 2021 sessions. Net neutrality could hurt the Company's ability to reach a wide audience through the streaming platforms to which it intends to distribute its products, which could adversely affect our business and results of operations.

If government regulations relating to the internet or other areas of our business change, we may need to alter the manner in which we conduct our business, or incur greater operating expenses.

The adoption or modification of laws or regulations relating to the internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model.

Changes in laws or regulations that adversely affect the growth, popularity or use of the internet, including laws impacting net neutrality, could decrease the demand for our service and increase our cost of doing business. Furthermore, favorable laws may change, including for example, in the United States where net neutrality regulations were repealed. Given uncertainty around these rules, including changing interpretations, amendments or repeal, coupled with potentially significant political and economic power of local network operators, we could experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by encrypting the DNA data, storing it separately from the consumer's data and working with top cyber security experts in the US. The expenses associated with protecting this information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create

system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

The development and commercialization of our service is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing and thus may be better equipped than us to develop and commercialize related products. New entrants may enter the market or existing providers may adjust their services with unique offerings or approaches to providing entertainment video. Companies also may enter into business combinations or alliances that strengthen their competitive positions. If we are unable to successfully or profitably compete with current and new competitors, our business will be adversely affected, and we may not be able to increase or maintain market share, revenues or profitability.

These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position.

Changes in competitive offerings for entertainment video, including the potential rapid adoption of piracy-based video offerings, could adversely impact our business.
The market for entertainment video is intensely competitive and subject to rapid change. Through new and existing distribution channels, consumers have increasing options to access entertainment video. The various economic models underlying these channels include subscription, transactional, ad-supported and piracy-based models. All of these have the potential to capture meaningful segments of the entertainment video market. Piracy, in particular, threatens to damage our business, as its fundamental proposition to consumers is so compelling and difficult to compete against: virtually all content for free. Furthermore, in light of the compelling consumer proposition, piracy services are subject to rapid global growth.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our success depends on our ability to attract influencers, large and small, to promote and host events.

The Company's business model is predicated upon drawing interest from and recruiting to the platform people to host events for their community of friends and followers of all sizes. Our inability to appeal to prospective hosts may adversely impact our business and could result in the need to increase revenue share splits and/or provide minimum guarantees to host in order to attract them to our platform. The resulting effect may place downward pressure on our margins.

New features on existing transactional video-on-demand (TVOD) platforms may make our products and services obsolete or unneeded.

Some legacy online video platforms have shown a reluctance to deploy a premium, transactional model, choosing instead to exploit "free-to-user" ad-based models. New and emerging features on existing platforms that replicate our host model and allow consumers to view content in a similar fashion may adversely impact or eliminate the demand for our products and services. Our success can depend on quickly establishing a model, build a brand via premium content not available on ad-based platforms and, the addition of new product developments to diversify our product line. The entertainment and communications industry is ever-changing as new technologies are introduced.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Cyclical and seasonal fluctuations in the economy and in internet usage may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute co-viewing events and other content that meet the changing preferences of the broad domestic consumer market. We also obtain a significant portion of our content from third parties, such as movie studios and other suppliers. While licensing terms are presently favorable, entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

We face risks, such as unforeseen costs and potential liability in connection with content we acquire, produce, license and/or distribute through our service.

As a distributor of content, we face potential liability for negligence, copyright and trademark infringement, or other claims based on the nature and content of materials that we acquire, license and/or distribute. We also may face potential liability for content used in promoting our service, including marketing materials. We are devoting more resources toward the development, production, marketing and distribution of original programming, including TV series and movies. We believe that original programming can help differentiate our service from other offerings, enhance our brand and otherwise attract and retain members. To the extent our original programming does not meet our expectations, in particular, in terms of costs, viewing and popularity, our business, including our brand and results of operations may be adversely impacted. As we expand our original programming, we have become responsible for production costs and other expenses, such as ongoing guild payments. We may face potential liability or may suffer losses in connection with these arrangements, including but not limited to if such third parties violate applicable law, become insolvent or engage in fraudulent behavior. To the extent we create and sell physical or digital merchandise relating to our original programming, and/or license such rights to third parties, we could become subject to product liability, intellectual property or other claims related to such merchandise. We may decide to remove content from our service, not to place licensed or produced content on our service or discontinue or alter production of original content if we believe such content might not be well received by our members or could be damaging to our brand or business.

To the extent we do not accurately anticipate costs or mitigate risks, including for content that we obtain but ultimately does not appear on or is removed from our service, or if we become liable for content we acquire, license and/or distribute, our business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability or unforeseen production risks could harm our results of operations. We may not be indemnified against claims or costs of these types and we may not have insurance coverage for these types of claims.

If studios, content providers or other rights holders refuse to license streaming content or other rights upon terms acceptable to us, our business could be adversely affected.
Our ability to provide our consumers with content they can watch depends on studios, content providers and other rights holders licensing rights to distribute such content and certain related elements thereof, such as the public performance of music contained within the content we distribute. The license periods and the terms and conditions of such licenses vary. As content providers develop their own streaming services, they may be unwilling to provide us with access to certain content, including popular series or movies. If the studios, content providers and other rights holders are not or are no longer willing or able to license us content upon terms acceptable to us, our ability to stream content to our consumers will be adversely affected and/or our costs could increase. Certain licenses for content provide for the studios or other content providers to withdraw content from our service relatively quickly. Because of these provisions as well as other actions we may take, content available through our service can be withdrawn on short notice. As competition increases, we may see the cost of programming increase. As we seek to differentiate our service, we are increasingly focused on securing certain exclusive rights when obtaining content, including original content. We are also focused on programming an overall mix of content that delights our consumers in a cost efficient manner. Within this context, we are selective about the titles we add and renew to our service. If we do not maintain a compelling mix of content, our business may be adversely affected.

If we fail to maintain or, in newer markets establish, a positive reputation concerning our service, including the content we offer, we may not be able to attract or retain consumers, and our operating results may be adversely affected.
We believe that a positive reputation concerning our service is important in attracting and retaining consumers. To the extent our content, in particular, our original programming, is perceived as low quality, offensive or otherwise not compelling to consumers, our ability to establish and maintain a positive reputation may be adversely impacted. To the extent our content is deemed controversial or offensive by government regulators, we may face direct or indirect retaliatory action or behavior, including being required to remove such content from our service, our entire service could be banned and/or become subject to heightened regulatory scrutiny across our business and operations. Furthermore, to the extent our marketing, customer service and public relations efforts are not effective or result in negative reaction, our ability to establish and maintain a positive reputation may likewise be adversely impacted. With newer markets, we also need to establish our reputation with consumers and to the extent we are not successful in creating positive impressions, our business in these newer markets may be adversely impacted.

Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business.
We rely upon the ability of consumers to access our service through the internet. If network operators block, restrict or otherwise impair access to our service over their networks, our service and business could be negatively affected. To the extent that network operators implement usage based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our membership acquisition and retention could be negatively impacted. Furthermore, to the extent network

operators create tiers of internet access service and either charge us for or prohibit us from being available through these tiers, our business could be negatively impacted.

Most network operators that provide consumers with access to the internet also provide these consumers with multichannel video programming. As such, many network operators have an incentive to use their network infrastructure in a manner adverse to our continued growth and success. While we believe that consumer demand, regulatory oversight and competition will help check these incentives, to the extent that network operators are able to provide preferential treatment to their data as opposed to ours or otherwise implement discriminatory network management practices, our business could be negatively impacted. The extent to which these incentives limit operator behavior differs across markets.

Our reputation and relationships with consumers would be harmed if our membership data, particularly billing data, were to be accessed by unauthorized persons.
We maintain personal data regarding our members, including names and billing data. This data is maintained on our own systems as well as that of third parties we use in our operations. With respect to billing data, such as credit card numbers, we rely on encryption and authentication technology to secure such information. We take measures to protect against unauthorized intrusion into our consumers' data. Despite these measures we, our payment processing services or other third-party services we use, could experience an unauthorized intrusion into our consumers' data. In the event of such a breach, current and potential members may become unwilling to provide the information to us necessary for them to remain or become consumers. We also may be required to notify regulators about any actual or perceived data breach (including the EU Lead Data Protection Authority) as well as the individuals who are affected by the incident within strict time periods. Additionally, we could face legal claims or regulatory fines or penalties for such a breach. The costs relating to any data breach could be material, and we currently do not carry insurance against the risk of a data breach. We also maintain employment and personal information concerning our employees, as well as personal information of others working on our productions. Should an unauthorized intrusion into our consumers' or employees' data occur, our business could be adversely affected and our larger reputation with respect to data protection could be negatively impacted.

Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our website, streaming technology, our recommendation and merchandising technology, title selection processes and marketing activities.
Trademark, copyright, patent and other intellectual property rights are important to us and other companies. Our intellectual property rights extend to our technology, business processes and the content we produce and distribute through our service. We use the intellectual property of third parties in creating some of our content, merchandising our products and marketing our service. If we are unable to obtain sufficient rights, successfully defend our use, or develop non-infringing technology or otherwise alter our business practices on a timely basis in response to claims against us for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected. Many companies are devoting significant resources to developing patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the internet. We have not searched patents relative to our technology. Defending ourselves against intellectual property claims, whether they are with or without merit or are determined in our favor, results in costly litigation and diversion of technical and management personnel. It also may result in our inability to use our current website, streaming technology, our recommendation and merchandising technology or inability to market our

service or merchandise our products. We may also have to remove content from our service, or remove consumer products or marketing materials from the marketplace. As a result of a dispute, we may have to develop non-infringing technology, enter into royalty or licensing agreements, adjust our content, merchandising or marketing activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us.

We will need to deploy capital to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Risks Related to the Securities

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important

matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own 99% of the Company. See the "Ownership" section below for details. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to end the Offering early.

The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether it will successfully effectuate its current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other things, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company serves as a platform for the general public to access, schedule, and promote co-viewing events with friends, family and followers featuring studio-quality movies in a virtual setting.

Business Plan

SideStream is aiming to disrupt the transactional video-on-demand (TVOD) category. Since the launch of this category, many social media platforms have emerged and ushered in a new way of social connection. The Company believes that traditional video retail companies and products (rental and download-to-own) haven't adapted to the new forms of engagement that are now commonplace among general population. For prospective hosts, the Company provides an easy-to-use platform to host live viewing parties featuring licensed premium, studio content. For "micro" social influencers (i.e., those without scale or unable to monetize on ad-based platforms), the Company provides them with the opportunity to monetize their followers. For "macro" influencers, Company provides a unique way for them to engage with their followers in a manner that is additive to their ad-based activities. For viewers, the Company provides the ability to watch premium studio titles live, in a virtual screening room, with someone whose opinion/commentary they are interested in. On a single screen, viewers can see and hear hosts live and communicate with them, in real-time, via on-screen text chat. For content owners of intellectual property, the Company provides them with an opportunity to monetize their valuable libraries of content on the Company's platform.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Transactional Video On-Demand	Allow users to set up livestream co-viewing events featuring live, on-screen commentary, integrated chat around popular studio movies.	Micro and macro social communities and influencers.

The Company has developed Public SideStreams, which it launched in January 2021. The Company anticipates using the proceeds of the current offering to accelerate development, as well as invest in the general working capital needs of the business.

Competition

The Company's primary competitors are Netflix, Amazon, Scener, and Twitch.

The streaming industry is competitive. SideStream aims to be the first live streaming platform option that incentivizes prospective hosts to conduct and promote their events by featuring a revenue sharing model. Additionally, the Company does not require a commitment to a subscription or a large outlay of money for buyers. The Company hopes to feature premium movie options not found for free with ads on any other platform.

Customer Base

SideStream is pre-revenue but anticipates customers to be comprised of those who frequently use and watch other video streaming platforms (YouTube, Twitch, etc.) and also those who are fans of specific influencers and want to watch a movie they are a fan of with someone whose opinion interests them.

Intellectual Property

The Company is the owner of the following trademark:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
Serial Number 87145022	IC 009. US 021 023 026 036 038	SideStream	August 19, 2016	March 10, 2020	USA

Governmental/Regulatory Approval and Compliance

Changes in laws, regulations and related interpretations, including changes in content copyright and licensing standards, accounting standards, taxation requirements and increased enforcement actions and penalties may alter the environment in which we do business. Our ability to continue to meet these challenges could have an impact on our legal, reputational, and business risk.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1112 Montana Ave, Santa Monica, CA 90403.

The Company conducts business in California.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$12,500
Campaign marketing expenses	0.00%	$0	5.00%	$12,500
General Marketing	0.00%	$0	26.00%	$65,000
Research and Development	0.00%	$0	8.00%	$20,000
Repayment of obligations in arrears	0.00%	$0	6.00%	$15,000
Development and Operations	95.00%	$23,750	50.00%	$125,000
Total	**100.00%**	**$25,000**	**100.00%**	**$250,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company has the discretion to alter the use of proceeds based on general economic conditions, product launch, or a change in business needs.

DIRECTORS, OFFICERS AND EMPLOYEES

Name	SideStream Positions	Employment Responsibilities	Employment History for Past Three Years	Education Background
Neal Tiles	Director, Co-Founder, and CEO	June 2015 - Present Oversee fundraising efforts, general management, high level company	January 2015 – Present, Consultant and Advisor for various media and content organizations like VENN and Pluto TV	B.S. Marketing, Syracuse University's Newhouse School of Public Communications

		decisions, and strategic planning		
Kevin Pereira	Director, Co-Founder, and Head of Product	June 2015 – Present Oversees product management and development	January 2019 – January 2020 Executive Producer, Player Select	B.A. Academy of Art, San Francisco

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in California.

The Company does not have any employment/labor agreements in place.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount Authorized	15,000,000
Amount Outstanding	8,000,000
Voting Rights	Each shareholder is entitled to one vote per share owned
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	73.2%

Type of security	Stock Options granted under Equity Incentive Plan
Amount Authorized	A total of 3,000,000 shares of common stock is subject to the Equity Incentive Plan.
Amount Outstanding	2,934,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	26.8%

Note: Options are exercisable for Common Stock as outlined above.

Type of security	Convertible Notes
Date of Issuance	May 2016
Amount outstanding	$405,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Interest rate	5% Per Annum due upon maturity or conversion of note
Describe any collateral or security	None
Maturity date	All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) at any time after May 17, 2017, upon the written consent of a Majority in Interest of Investors, (ii) the three year anniversary of the date of this Note
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	If a Qualified Financing (at least $1,500,000) occurs on or prior to the Maturity Date, then the outstanding principal amount of this Note and, at the election of the Company, all accrued and unpaid interest on this Note shall automatically convert into fully paid and nonassessable shares of the preferred stock issued in such Qualified Financing at the Conversion Price. "**Conversion Price**" shall mean a price per share equal to 80% of the price per share paid by the other purchasers of the preferred stock sold in the Qualified Financing.
Other Material Terms	These notes matured in May 2019. Principal and unpaid interest may be called at any time by the noteholders.

The Company has no debt outstanding other than the outstanding convertible notes.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	12	$405,000.00	General working capital, operating costs, product development	May 2016	Section 4(a)(2)

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Neal Tiles	49.5%
Kevin Pereira	49.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief, the Company has provided financial information certified by its principal executive officer instead of financial statements reviewed by a public accountant that is independent of the issuer.

2019 Tax Return Information for Vidvod Media, Inc.:

Total Income	Taxable Income	Total Tax
-$25,053	-$25,053	$2,400

In reliance upon the SEC's temporary regulatory COVID-19 relief for Regulation Crowdfunding offerings, financial information certified by the principal executive officer of the Company has been provided instead of financial statements reviewed by a public accountant that is independent of the Company.

Operations

Our most recent seed round financing was conducted in 2016. We are currently focusing on launching a public self-serve platform on Google Play / Android TV. We are not certain when or if we will generate profits in the future and intend to devote our resources to continued platform development, host and user recruitment, content library, and partnerships in the near future.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on launching in the Google and Android TV Platform with minimal viable self-service platform product, recruiting 20+ influencers with a combine reach of 25+ million followers to host events, gather user data to fuel further product development.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically by allowing for additional advertising and marketing expenses, host recruitment, and additional platform feature development. As of February 2021, the Company has $45,000 in cash on hand. Additionally, the Company has $125,000 committed to be invested through the concurrent 506(c) offering. However, the capital will not be received by the Company until/unless the Company has secured an additional $375,000 through the Regulation Crowdfunding and 506(c) offerings.

Capital Expenditures and Other Obligations

The Company intends to issue a warrant to KiwiTech exercisable for approximately 575,000 shares of common stock in exchange for $75,000 worth of software development services. The specific price, number of shares for which the warrant is exercisable, and other terms are contingent upon on a 409(a) valuation currently underway.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 250,000 Crowd Notes for up to $250,000.00 in principal amount. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the

"Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by August 16, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000.00 (the "Maximum Amount") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our offering documents and the Crowd Note in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

General

A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company, but gets company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this offering, then the specified event upon which the Crowd Note would convert into capital stock of our company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note is converted immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Note will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note is converted immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one minus any applicable Discount (which is 20%), and (b) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap ($4.5 million or $5 million depending on whether the Purchaser is an early bird investor), as defined below by (b) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment

The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher of value (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2x your principal amount) or (ii) the number of shares of preferred stock of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of: (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: i) to the Company, ii) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, iii) as part of an Offering registered with the SEC, or iv) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Additional Transfer Restrictions
The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up
Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Type of transaction	Short-term loan
Date of Transaction	December 2020
Related Party	Kevin Pereira
Amount of Money Involved	$45,000
Interest Rate	0%
Benefit Received by the Related Party	Investment into the Company
Benefit Received by the Company	Capital
Other material terms	Kevin Pereira provided $45,000 in a short-term loan to the company, until the remaining portion of an Android development grant was received. The Company paid back this loan to Pereira in March 2021.

Type of transaction	Convertible Note Transfer
Date of Transaction	December 2019
Related Party	Kevin Pereira, Neal Tiles
Amount of Money Involved	$1
Benefit Received by the Related Party	Investment into the Company
Benefit Received by the Company	Capital
Other material terms	An angel investor in the company sold his convertible note to Kevin Pereira and Neal Tiles

Type of transaction	Convertible Note Purchase
Date of Transaction	May 2016
Related Party	Neal Tiles, Kevin Pereira
Amount of Money Involved	$100,000
Benefit Received by the Related Party	Investment into the Company
Benefit Received by the Company	Capital
Other material terms	Neal Tiles and Kevin Pereira purchased a convertible note with the same terms as the other investors in the convertible note round from May 2016

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Neal Tiles
(Signature)

Neal Tiles
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Neal Tiles
(Signature)

Neal Tiles
(Name)

Co-Founder & CEO
(Title)

4/5/2021
(Date)

I, Neal Tiles, being the founder of Vidvod Media Inc., a Delaware corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the years ended December 31, 2020 and 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) the tax return information of the Company included herein reflects accurately the information reported on the tax return of the Company filed for the year ended December 31, 2019.

/s/Neal Tiles
(Signature)

Neal Tiles
(Name)

Co-Founder & CEO
(Title)

4/5/2021
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Notes
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Webinar Transcript

EXHIBIT A

Financial Statements

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, reliance on third-party agreements as premium content sources, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue upon delivery of its products to end customers.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Stockholders' Equity

The company has issued 10,934,000 shares of common stock at Par Value $0.0001.

Fixed Assets and Intangible Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more.

Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When assets are retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of intangible property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Income Taxes

The Company is taxed as a Delaware C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Commitments and Contingencies

Legal Matters

The Company is not currently involved in or aware of threats of any litigation.

Subsequent Events

Anticipated Crowdfunded Offering

The Company anticipates offering (the "Crowdfunded Offering") Crowd Notes for up to $250,000 in a securities offering to be considered exempt from registration under Regulation CF. The Crowdfunded Offering is anticipated to be made via MicroVentures, (the "Intermediary"). The Intermediary will be entitled to receive customary cash and securities consideration for services rendered in the Crowdfunded Offering.

Regulation D Offering

The Company anticipates offering (the "Regulation D Offering") up to $250,000 in Crowd Notes. The Regulation D Offering is anticipated to be made via MicroVentures. The Intermediary will be entitled to receive customary cash and securities consideration for services rendered in the Crowdfunded Offering.

Management's Evaluation

Management has evaluated subsequent events through December 31, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

SideStream
Profit and Loss
January 2019 - December 2020

	Jan - Dec 2019	Jan - Dec 2020
Income		
Sales	1,123.99	68.86
Total Income	$ 1,123.99	$ 68.86
Cost of Goods Sold		
Cost of Goods Sold		1,900.00
Total Cost of Goods Sold	$ 0.00	$ 1,900.00
Gross Profit	$ 1,123.99	-$ 1,831.14
Expenses		
Advertising & Marketing	1,142.31	1,225.72
Bank Charges & Fees		193.53
Car & Truck		
Computer/Website Expense	1,500.00	
Consulting		
Contractors	712.42	20,475.41
Depreciation Expense	11,492.00	
Job Supplies		
Legal & Professional Services	3,694.63	11,341.41
Meals & Entertainment	305.16	170.14
Office Supplies & Software	2,785.62	16,722.22
Other Business Expenses	780.00	910.00
Parking	62.50	
Postage and delivery	11.00	
Taxes & Licenses	3,473.87	1,685.00
Travel	217.95	720.14
Uncategorized Expense		1,349.30
Total Expenses	$ 26,177.46	$ 54,792.87
Net Operating Income	-$ 25,053.47	-$ 56,624.01
Other Income		
Development Grant		75,000.00
Total Other Income	$ 0.00	$ 75,000.00
Net Other Income	$ 0.00	$ 75,000.00
Net Income	-$ 25,053.47	$ 18,375.99

Unaudited


SideStream
Statement of Cash Flows
January 2019 - December 2020


	Jan - Dec 2019	Jan - Dec 2020
OPERATING ACTIVITIES		
Net Income	-25,053.47	18,375.99
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accumulated Depreciation	11,492.00	
Loan Payable		45,000.00
Loan Payable -		985.88
Loan Payable -	10,000.00	8,692.02
Loan Payable -	-20,000.00	
Loan Payable -	10,000.00	3,692.02
Loan Payable -		4,129.72
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 11,492.00**	**$ 62,499.64**
Net cash provided by operating activities	**-$ 13,561.47**	**$ 80,875.63**
INVESTING ACTIVITIES		
Development Costs		-70,150.00
Net cash provided by investing activities	**$ 0.00**	**-$ 70,150.00**
FINANCING ACTIVITIES		
Common Stock	12.00	
Net cash provided by financing activities	**$ 12.00**	**$ 0.00**
Net cash increase for period	**-$ 13,549.47**	**$ 10,725.63**


Unaudited


	SideStream			
	Balance Sheet			
	As of December 31, 2019			
	Jan - Dec 2019			
ASSETS				
Current Assets				
Bank Accounts				
TOTAL BUS CHK (9359)	23,158.64			
Total Bank Accounts	$ 23,158.64			
Other Current Assets				
Uncategorized Asset	0.00			
Total Other Current Assets	$ 0.00			
Total Current Assets	$ 23,158.64			
Fixed Assets				
Accumulated Depreciation	-184,698.00			
Development Costs	189,513.72			
Total Fixed Assets	$ 4,815.72			
TOTAL ASSETS	$ 27,974.36			
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Other Current Liabilities				
Loan Payable -	50,000.00			
Loan Payable -	25,000.00			
Loan Payable -	100,000.00			
Loan Payable -	25,000.00			
Loan Payable -	85,000.00			
Loan Payable -	5,000.00			
Loan Payable -	35,080.64			
Loan Payable -	20,000.00			
Loan Payable -	25,000.00			
Loan Payable -	15,000.00			
Loan Payable -	20,000.00			
Total Other Current Liabilities	$ 405,080.64			
Total Current Liabilities	$ 405,080.64			
Total Liabilities	$ 405,080.64			
Equity				
10,9340,000 shares @ $0.00001 per share	109.34			
Retained Earnings	-352,150.15			
Net Income	-25,065.47			
Total Equity	-$ 377,106.28			
TOTAL LIABILITIES AND EQUITY	$ 27,974.36			
Unaudited				

	SideStream			
	Balance Sheet			
	As of December 31, 2020			
	Jan - Dec 2020			
ASSETS				
Current Assets				
Bank Accounts				
TOTAL BUS CHK (9359)	33,884.27			
Total Bank Accounts	$ 33,884.27			
Other Current Assets				
Uncategorized Asset	0.00			
Total Other Current Assets	$ 0.00			
Total Current Assets	$ 33,884.27			
Fixed Assets				
Accumulated Depreciation	-184,698.00			
Development Costs	259,663.72			
Total Fixed Assets	$ 74,965.72			
TOTAL ASSETS	$ 108,849.99			
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Other Current Liabilities				
Loan Payable	45,000.00			
Loan Payable - Angel 1	50,000.00			
Loan Payable - Angel 2	985.88			
Loan Payable - Angel 3	25,000.00			
Loan Payable - Angel 4	100,000.00			
Loan Payable - Angel 5	25,000.00			
Loan Payable - Angel 6	93,692.02			
Loan Payable - Angel 7	5,000.00			
Loan Payable - Angel 8	38,772.66			
Loan Payable - Angel 9	20,000.00			
Loan Payable - Angel 10	4,129.72			
Loan Payable - Angel 11	25,000.00			
Loan Payable - Angel 12	15,000.00			
Loan Payable - Angel 13	20,000.00			
Total Other Current Liabilities	$ 467,580.28			
Total Current Liabilities	$ 467,580.28			
Total Liabilities	$ 467,580.28			
Equity				
10,934,000 shares @ $0.00001 per share	109.34			
Retained Earnings	-377,215.62			
Net Income	18,375.99			
Total Equity	-$ 358,730.29			
TOTAL LIABILITIES AND EQUITY	$ 108,849.99			
	Unaudited			

Statement of Changes of Shareholder Equity

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
	Issued	Total Par value	Issued	Total Par value			
Balance at 12/31/2018	9,734,000	$ 97.34	0	$ -		$ (275,357)	$ (275,260)
Issuance of Stock (2019)	1,200,000	$ 12.00	0.00	$ -	$ -	$	12.00
Net Income						$	(25,053)
Balance at 12/31/2019	10,934,000	$ 109.34	0.00	$ -	$ -	$ (275,357)	$ (300,301)
Issuance of Stock (2020)	0.00	$ -	0.00	$ -	$ -	$	-
Net Income						$	18,375
Balance at 12/31/2020	10,934,000	$ 109.34	0.00	$ -	$ -	$ (300,410)	$ (281,926)

EXHIBIT B

Company Summary



MicroVentures



Company: SideStream

Market: Entertainment

Product: Live social video platform where anyone can host digital screening parties and share in the profits generated from their event

Company Highlights

- Entered into a partner licensing agreement in December 2020 with Universal Studios
- Agreement will enable SideStream to offer popular Universal titles like *Scarface*, *Happy Gilmore*, *The 40-Year-Old Virgin*, and *Ted* on its social video platform
- Received development grant from Android Television's Innovation initiative in June 2020 as part of its Google Play developer distribution agreement
- Launched beta version of platform in January 2021, with the company aiming to release Sidestream events in March 2021

EXECUTIVE SNAPSHOT

SideStream is a social video platform that allows both influencers and everyday individuals to host live interactive digital screening parties for popular movies while participating in the revenue generated from their events. The company was co-founded and is led by Neal Tiles, an entertainment industry veteran who has held roles at ESPN, Comcast, and many other notable organizations. To date, Neal has leveraged his industry experience to secure licensing partnerships with companies like Universal Studios, Lionsgate, CBS, and Gravitas Ventures.



SideStream launched its beta in January 2021 to allow influencers and users across the globe to enjoy movies together, with numerous additional features planned throughout 2021 to increase capacity, add mobile functionality, and more.



You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits*, are not inclusive of lower dollar amount perks, except where otherwise noted.

Early Bird Perk

Investors that purchase the first 200,000 Crowd Notes, and thereby fund the first $200,000, will receive Crowd Notes with a conversion provision based on a $4.5 million valuation cap instead of a $5 million valuation cap. That means, in connection with equity financing of at least $1 million, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $4.5 million valuation cap (instead of $5 million).



$300 - Exclusive SideStream "Angel" halo on your SideStream profile



$600 – SideStream Six Pack: Six free SideStream events



sidestream

$1,500 – Investors will get 6 gallons of gourmet popcorn one time per month, for 12 months, for their virtual SideStream events



Presented By
[Your name, organization or charity]
Thank you for helping make SideStream possible
sidestream

$3,500 – Investor's name, organization, or charity of their choice will appear before and after a movie in a "Presented By:" graphic card



You!
stream
Super-Special VIP Host

$10,000 – Exclusive private SideStream event with access to a special VIP host

*Updated Regulation CF investment limits became effective March 15, 2021.



Opportunity

The global entertainment and media industry is a trillion dollar industry, with consumers flocking to digital entertainment options from the comfort of their home.[i] Streaming services have become everyday consumer activities and are embedded within the cultural fabric with phrases like "Netflix and chill" now part of common vernacular.[ii] Particularly during the COVID-19 pandemic, people have sought community through watch parties which facilitate a synchronized viewing experience, equipped with chat and other features, from the comfort and safety of their homes.[iii]

Some industry experts believe the most successful watch parties are led by a primary host, or a person who is responsible for leading the conversation, providing special commentary, engaging fans, and more. With their built-in audience, influencers are prime candidates to be engaging hosts, with many already live-streaming events such as shopping or playing video games.[iv] Additionally, many micro influencers are turning to monetization streams outside of traditional advertising-based platforms like Instagram, Twitch, YouTube, or Twitter.[v]

Los Angeles-based SideStream is a social video platform that allows individuals and influencers with audiences of all sizes to host watch parties involving popular content. To deliver this new service, the company is focused on leveraging relevant consumer and social trends:

- Live commentary around popular content is becoming a new form of social interaction
- Seamless, elegant user experience to watch movies remotely with others that delivers licensed content
- Efficient, integrated options for influencers to monetize their followings



sidestream
Alexander Greene 03:00 PM
Started playing the movie
Olivia Arribas 03:00 PM
Dolor sit amet, consectetur
Nellie Berry 03:01 PM
Updated their user icon or nickname
Ahmad Nazeri 03:10 PM
paused the movie
Clayton Copeland 03:20 PM
Started playing the movie
Earl Bryan 03:22 PM
Lorem ipsum dolor sit amet, adipisc
Say Something!
LIVE
00:32
02:32



Product

SideStream has developed a live, social video platform that enables anyone to host digital screening parties around movies they're passionate about. In addition to everyday individuals being able to host watch parties, SideStream provides influencers of all sizes a way to host watch parties to further engage their fans and monetize their followings.



The company works with movie studios, like Universal, to help them monetize their content libraries. SideStream licenses premium films which for the most part, are not available anywhere for free. In some cases, SideStream's titles are available to view via premium subscription services like Hulu or HBOMax, but for the most part are only available with a transaction of some kind (rental or purchase). The type of content users will find on the service includes films like *Scarface*, *Happy Gilmore*, *The 40-Year-Old Virgin*, *Neighbors* and *Ted*; hosts can comment, chat, and engage with their guests all within the SideStream platform. SideStream enables both public (Launched in Q1 2021) and private events (Q2 2021):



- **Public SideStream events** require users to purchase a virtual ticket to an event they choose to attend. The ticket price is established by the host, which is comprised of two parts; the fixed movie portion (determined by SideStream) and the variable commentary portion (determined by host).

- **Private SideStream events** will allow between two and twelve viewers to appear on screen, in real time, surrounding a chosen movie. The movie rental is a fixed price for everyone with the cost of the rental discounting as the party grows.



While initially a transactional, on-demand model, SideStream plans to eventually add a video-on-demand library of recorded events, free advertising supported events (i.e. advertisements interspersed in content), and more.





Hosts earn 75% revenue from every ticket sold!
• Anyone can host a SideStream
• Potential for hosts to earn revenue at a faster rate than ad-based platforms
• Host right from you computer, no downloads or fancy equipment needed
• Stream from some of your favorite titles, seamlessly and 100% legally
• Invite friends, family or fans
sidestream
Watch. Share. Earn.

Use of Proceeds

Sidestream is raising up to $500,000 in a combined Reg CF offering and Reg D offering. The maximum allocation for the Reg CF raise is $250,000.





Use of Proceeds: Minimum Raised ($25,000)
Intermediary Fees
Development and Operations

Use of Proceeds: Maximum Raised ($500,000)
Intermediary Fees
Development and Operations
Campaign Marketing
General Marketing
Research and Development
Repayment of Legal Fees
$15,000
$25,000
$40,000
$90,000
$40,000
$290,000

Development & Operations	Campaign Marketing	General Marketing
The company has allocated proceeds towards expenses related to the deployment and operations of its public beta launch.	SideStream plans to use a portion of this raise towards marketing this equity crowdfunding campaign.	General marketing funds will be used to market SideStream products in the hopes of attracting additional customers.

Research & Development	Intermediary Fees	Repayment of Legal Fees
The company intends to use a percentage of funds towards research and development of future product features and new lines of business.	The company has earmarked a portion of funds from this raise towards intermediary fees from the campaign.	The company aims to use funds towards the repayment of $15,000 worth of legal fees. The payment plan is as follows:


		• Should the offering raise >$50,000, the company would begin paying $1,000 per month until the funds were paid off. • Should the offering raise >$150,000, the company would pay off the entire amount in one lump sum.

Product Roadmap

SideStream has multiple milestones it hopes to achieve within the next two quarters to help scale its platform. Most importantly, SideStream launched its beta in January 2021.

Q1 2021	Q2 2021
• Additional title expansion (current goal is 100+ titles by mid 2021) • Increase capacity to up to 100,000 concurrent viewers • Chrome and Android TV live event viewing capability	• Mobile event viewing (Android and iOS) • Desktop event viewing in Safari and Explorer/Edge • Initial host recruitment through recoupable minimum guarantees which guarantee select hosts revenue for events in exchange for promotion. SideStream would recoup guaranteed amount before further revenue sharing with hosts.

Business Model

SideStream has developed a multi-faceted business model that leverages the host's network to attract users and earn revenue from virtual ticket sales, as well as receive a portion of content rental fee. In the future, the company intends to expand beyond transaction on-demand events to also offer free to consumer, advertising on-demand and other forms. The current business model fees can be further broken down in the following way:

- **Content Fee**: Initially, consumers will pay either $1.99 or $3.99 depending on the movie title. SideStream takes a portion each rental fee as revenue, with allocation dependent on each studio licensing agreement. In the future, the company may pursue advertising on-demand (i.e., free content with advertisements interspersed).
- **Host Fee**: Individuals, like influencers, who host a SideStream event will include a variable fee for their SideStream commentary that is combined with the above movie rental to create a single virtual ticket cost for their watch party. The minimum host fee is $1.00, with the host having discretion to alter the fee to a higher amount. The host begins earning revenue after the first three tickets are sold. Thereafter, entire combined ticket (Content + Host fees) revenue is split between the host (75% of net revenue) and SideStream (25% of net revenue).



Developer Partnerships

In June 2020, SideStream received a development grant from the Android Television Innovation Initiative as a part of its Google Play Developer Distribution Agreement. Specifically, this agreement granted Android TV access to add SideStream's capabilities to its product platform.



Content Licensing Partnerships

Thus far, SideStream has partnered with many media companies to license content for the SideStream platform. For these content owners, SideStream presents an opportunity for them to monetize their libraries in the video-on-demand ecosystem.

Current Partners



Universal Studios: Sidestream entered into a second agreement with Universal Studios in December 2020 to renew a previously expired agreement. The agreement enables Sidestream to double the amount of titles it can license from Universal like Scarface, 50 Shades of Grey, Happy Gilmore, The 40-Year-Old Virgin, Ted, Neighbors, and many others.

Previous Partners

LIONSGATE **Lionsgate:** In July 2017, Lionsgate and SideStream entered into a year-long strategic partnership to determine ways for Lionsgate to leverage content from it's now defunct digital Studio L.



Gravitas Ventures: Sidestream and Gravitas partnered in May 2017 for one year, which enabled Sidestream to use movies like For The Love of Spock, Buddymoon, Slash, and others for its platform.





CBS: In February 2017, Sidestream and CBS Films entered into a licensing agreement for one year that gave Sidestream access to license titles like The To Do List and The Last Exorcism Part II.

HISTORICAL FINANCIALS

To date, SideStream hasn't generated meaningful revenue, as it is rolling out its service to public beta in early Q1 2021. Once launched, the company intends to generate revenue from virtual tickets sales.

In 2020, SideStream has incurred about $36,292 in total expenses, up ~39% compared to 2019. Expenses have gone up in 2020 as the company has increased overall expenses to continue developing its product and prepare for its public beta. In 2019, the company incurred $26,177 in expenses, compared to $77,564 in 2018. Expenses significantly dropped in 2019, as SideStream decreased its spend on outside contractors. In 2017, the company sustained about $112,172 in expenses, with a significantly higher than normal amount spent on a related depreciation expense.



Expenses
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$-
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2017
2018
2019
2020

A breakdown of all expenses that represented at least 5% of total expenses in 2020:




A breakdown of all expenses that represented at least 5% of total expenses in 2019:




A breakdown of all expenses that represented at least 5% of total expenses in 2018:



In 2020, SideStream has sustained about $38,192 in net operating loss. In all of 2019, the company incurred a $26,177 net operating loss, compared to a $77,564 net operating loss in 2018. In 2017, the company sustained a $112,172 net operating loss. As of January 2021, the company had ~$45,000 in cash assets and a monthly burn rate of $2,600.





In 2019, the global entertainment and media industry generated an estimated $2.1 trillion in revenue. PwC projects industry revenues could grow at a compound annual growth rate (CAGR) of 2.8% to reach $2.5 trillion in 2024. The COVID-19 pandemic has accelerated ongoing consumer trends towards digital entertainment, with people now consuming more content and experiences at home and online.[vi]



Over-the-top (OTT) video is a term used for the delivery of content via the internet. This type of content doesn't require users to subscribe to a traditional cable or satellite pay-tv service, such as Time Warner Cable or DirecTV.[vii] The OTT video market is expected to grow significantly from 2018 to 2022, with PwC forecasting OTT video revenues eclipsing $87 billion in 2024. Emerging markets are driving OTT video services globally, with many consumers in these markets using their smartphones to access the content, as opposed to a traditional desktop or laptop computer.[viii]



Transaction-based video-on-demand (TVOD) services refer to a model where a consumer makes a one-time payment to access video content, such as renting a movie for a pre-determined amount of time from the Apple iTunes store or the Google Play store. Revenue in the TVOD segment is projected to reach $2.06 billion in 2021, with most revenue derived from the US. The TVOD market is forecasted to grow at a CAGR of 7.0% to reach $2.7 billion in revenue in 2025. In 2020, there were reportedly 89.1 million users who use a TVOD service with average revenue per user just over $18.94.[ix]

Highlights from venture capital financings from 2009-2019 into social/platform software companies include:[x]



- Funding peaked in 2018 with $27.87 billion invested
- Deal count was highest in 2015 with 6,082 total deals
- From 2009 to 2019, there was over $138 billion invested in social/platform software companies across 38,571 total deals



Source: PitchBook Data, Inc.

COMPETITORS



Netflix (Nasdaq: NFLX): Founded in 1997, Netflix is an over-the-top streaming platform with a wide variety of content, including licensed films and television shows, as well as original content. Individuals can purchase a Netflix subscription for $8.99-$17.99 per month to watch unlimited content on their smartphone, tablet, Smart TV, laptop, or other streaming device.[xi] The service is available in over 190 countries, with some variance of content based on the country.[xii] In Q3 2020, Netflix earned $6.4 billion in revenue, a 22.7% year-over-year increase. The company projects earning about $6.57 billion in Q4 2020.[xiii]

Amazon (NASDAQ: AMZN): Seattle-based Amazon delivers ecommerce, cloud computing, digital streaming, and other services to individuals and businesses globally. Consumers can purchase an Amazon Prime membership for $12.99 per month, which includes free delivery for ecommerce purchases, exclusive deals, grocery savings, access to music streaming, gaming, and Amazon movies and television shows.[xiv] As of Q3 2020, there were 126 million Amazon prime members in the U.S.[xv] In June 2020, the company announced the launch of a "Watch Party" feature, which allows Prime participants to watch video content together through a built-in chat feature. Watch Party is supported across thousands of titles, including Amazon's original content and other content on the Amazon video service.[xvi] In Q3 2020, the company earned $96.1 billion in net sales.[xvii]



 **Scener:** Seattle-based Scener is building a virtual movie theater that enables individuals to interact with friends remotely through video chat while watching content. Scener supports watch parties across popular streaming services like Netflix, HBOMax, Disney+, Hulu, and others, for up to a million guests.[xviii] Users must install the company's Chrome extension and then can invite friends to a private room or enter a public "theater." Rooms are invite-only and up to 10 guests can be on camera. For public theaters, hosts can choose co-hosts to also be on camera.[xix] To host and join a watch party on Scener is free; however, hosts may occasionally require a ticket or specific movie rental from a partner service to participate.[xx] In October 2020, the company announced a $2.1 million round, reporting that it had almost 500,000 active Chrome installs and over 13.5 million viewer minutes per week.[xxi]

 **Twitch:** Launched in 2011, Twitch is a live streaming platform enabling users to create live streams around various content, including video games, eSports, music broadcasts, sports, movies, special events, and more. Broadcasters on the service have included Ninja, NFL player Juju Smith-Schuster, Travis Scott, Drake, and Rep. Alexandria Ocasio-Cortez. As of March 2020, on average, there were 1.44 million concurrent viewers, 56,000 concurrent broadcasters, 41,100 partners, and 3.8 million unique broadcasters, with the company claiming it held a 65% share of hours viewed versus game streaming rivals in Q1 2020. [xxii] Twitch has also created a Watch Parties service that allows communities to convene and watch, react, and discuss any movie or television show that is available on Amazon Prime or bundled with their Amazon Prime service.[xxiii] The company generates revenue from the sale of a Twitch Prime subscription, as well as from a portion of in-app currency called Bits. The company was acquired by Amazon in 2014 for $1 billion in cash.[xxiv]

EXECUTIVE TEAM

 **Neal Tiles, Co-Founder and Chief Executive Officer:** Neal has spent decades in the creative and entertainment industry, with executive C-level positions at ESPN/Disney, Fox Broadcasting, DirecTV, and Comcast/NBCU. In addition to his employment responsibilities throughout his career, Neal has advised numerous companies, like Pluto TV, VENN, IGN, Tribune Media, and others, on their content, marketing and development strategies. He earned his BS in Public Communications from Syracuse University.

 **Kevin Pereira, Co-Founder and Chief Product Officer:** Kevin has been in the entertainment production industry for his entire career, working on a variety of traditional and digital products. He founded Super Creative, a content production company that has produced content for partners like Disney, Lionsgate, SyFy, Sony, Microsoft and Amazon. Kevin has experience in the live-streaming category having launched owned and operated ventures in the space, as well as managing and consulting for popular influencers across platforms like Twitch, Instagram and Patreon. He can also be seen as the host of Hack My Life on HBOMax.

PAST FINANCING

Round	Date	Type of Security	Amount	Discount Rate	Interest Rate	Valuation Cap
Seed	May-16	Convertible Note	$405K	20%	5% Per Annum	N/A



To date, SideStream has raised $405,000 to fuel product development, research and development, content and host acquisition, and general operating costs. For further information on this financing, please review the Form C 'Securities Issued' section.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $500,000
Offering Type: Side-by-Side (Regulation CF and Regulation D)*
Discount Rate: 20%
Valuation Cap: $4.5 million or $5 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $4.5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

*Non-accredited investors will invest via Regulation CF regardless of amount invested. Accredited investors who invest over $20,000 will invest through the Regulation D 506(c) offering on the same terms as the Regulation CF offering.

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,



- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.pwc.com/gx/en/entertainment-media/outlook-2020/perspectives.pdf

[ii] https://davidjdeal.medium.com/how-netflix-creates-cultural-relevance-480ed685d848

[iii] https://www.cbc.ca/news/entertainment/halloween-watch-party-1.5784468

[iv] https://digiday.com/retail/influencers-hosting-livestreams-fans-watch-shop/

[v] https://www.entrepreneur.com/article/327554

[vi] https://www.pwc.com/gx/en/entertainment-media/outlook-2020/perspectives.pdf

[vii] https://digiday.com/media/what-is-over-the-top-ott/

[viii] https://www.pwc.com/gx/en/industries/tmt/media/outlook/segment-findings.html

[ix] https://www.statista.com/outlook/205/109/pay-per-view--tvod-/united-states

[x] PitchBook Data, Inc.; Downloaded on December 16, 2020

[xi] https://www.netflix.com/



[xii] https://help.netflix.com/en/node/14164

[xiii] https://s22.q4cdn.com/959853165/files/doc_financials/2020/q3/FINAL-Q3-20-Shareholder-Letter.pdf

[xiv] https://www.amazon.com/amazonprime

[xv] https://www.digitalcommerce360.com/article/amazon-prime-membership/

[xvi] https://techcrunch.com/2020/06/29/amazon-prime-video-introduces-watch-party-a-social-coviewing-experience-included-with-prime/

[xvii] https://press.aboutamazon.com/news-releases/news-release-details/amazoncom-announces-third-quarter-results

[xviii] https://www.scener.com/

[xix] https://www.scener.com/about

[xx] https://www.scener.com/faq

[xxi] https://venturebeat.com/2020/10/01/scener-raises-2-1-million-for-virtual-theater-parties-that-ease-social-isolation/

[xxii] https://www.businessofapps.com/data/twitch-statistics/

[xxiii] https://help.twitch.tv/s/article/watch-parties?language=en_US

[xxiv] https://www.investopedia.com/investing/how-does-twitch-amazons-video-game-streaming-platform-make-money/

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Vidvod Media Inc.
1112 Montana Ave
Santa Monica, CA 90403

Ladies and Gentlemen:

The undersigned understands that Vidvod Media Inc., a corporation organized under the laws of Delaware (the "Company"), is offering up to $250,000.00 of Crowd Note (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated April 5, 2021 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm Pacific Time on August 16, 2021, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall

bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the State where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Vidvod Media, Inc. 1112 Montana Ave. Santa Monica, CA 90403 Attention: CEO
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Vidvod Media Inc.
By_____ Name: Title:

EXHIBIT D

Crowd Notes

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Vidvod Media Inc.

CROWD NOTE

FOR VALUE RECEIVED, Vidvod Media Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $4.5 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is August 16, 2021.

1. Definitions.

a. "**Combined Offerings"** shall mean the Company's concurrent offerings under both Regulation CF and Regulation D under the same terms.

b. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

c. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

d. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the

1

Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; _provided, however,_ that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

e. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

f. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

g. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

h. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

i. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000

j. **"Maximum Raise Amount"** shall mean $250,000 under Regulation CF and a total of $500,000 under the Combined Offerings.

k. **"Outstanding Principal"** shall mean the total of the Purchase Price.

l. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

m. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

n. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF and a total of $25,000 raised under the Combined Offerings.

o. "**Target D Minimum**" shall mean $25.000 raised in total via the Combined Offerings.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, each Investor shall receive the higher value received by either:

        A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d.   **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e.   **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a.   **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b.   **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c.   **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d.   **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e.   **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f.   **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (a) the Target CF Minimum or the Target D Minimum is met for the respective Regulation CF or Regulation D portion of the Offering on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

    a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

    b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

    c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

    d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Vidvod Media Inc.

CROWD NOTE

FOR VALUE RECEIVED, Vidvod Media Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $5 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is August 16, 2021.

1. Definitions.

a. "**Combined Offerings"** shall mean the Company's concurrent offerings under both Regulation CF and Regulation D under the same terms.

b. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

c. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

d. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the

Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

e. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

f. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

g. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

h. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

i. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000

j. **"Maximum Raise Amount"** shall mean $250,000 under Regulation CF and a total of $500,000 under the Combined Offerings.

k. **"Outstanding Principal"** shall mean the total of the Purchase Price.

l. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

m. **"Shadow Series"** shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

n. **"Target CF Minimum"** shall mean $25,000 raised via Regulation CF and a total of $25,000 raised under the Combined Offerings.

o. **"Target D Minimum"** shall mean $25.000 raised in total via the Combined Offerings.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, each Investor shall receive the higher value received by either:

        A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d.   **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e.   **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a.   **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b.   **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c.   **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d.   **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e.   **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f.   **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (a) the Target CF Minimum or the Target D Minimum is met for the respective Regulation CF or Regulation D portion of the Offering on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

    a.   **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

    b.   **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

    c.   **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

    d.   **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Our Mission

A live social video platform where anyone can host digital screening parties around movies they're passionate about.

SideStream: Friends & Family



SideStream: Public Event



5 Reasons for SideStream

Why SideStream?

1 We believe live commentary around popular content is becoming a new form of social interaction

https://ew.com/movies/2018/01/04/barry-jenkins-notting-hill-live-tweet/



Entertainment
Barry Jenkins' Notting Hill live tweets might be better than Notting Hill

https://www.facebook.com/MarvelCinematicUniverse/posts/tonight-james-gunn-will-be-live-tweeting-guardians-of-the-galaxy-to-follow-along/531671137493977/



jamesgunn
QUARANTINE WATCH PARTY
comicbook
GUARDIANS OF THE GALAXY
DIRECTOR JAMES GUNN
JOIN BY USING: #QuarantineWatchParty 9PM ET | April 7
Liked by nikki_griffin and 18,496 others

https://www.huffpost.com/entry/leslie-jones-the-shape-of-water_n_5bcde04fe4b0d38b587a95d0



HUFFPOST
Leslie Jones Showed No Mercy As She Hilariously Live-Tweeted 'The Shape Of Water'



Join me @fowltown & @LeeMajdoub for a live Watch Party of #SonicMovie on @Twitter today at 4pm PST/8pm ET. We'll start the movie together then tweet along w/ the hashtag #SonicWatchParty. And watch for some discount codes @Fandango will give away to buy the movie on FandangoNOW.
Ben Schwartz
twitter.com

https://twitter.com/rejectedjokes/status/1246162317886124032?lang=en



AdAge
ABC'S 'THE CONNERS' WILL INTEGRATE THE NEW HAMPSHIRE PRIMARY INTO A LIVE EPISODE
The network builds its real-time efforts after success with 'The Little Mermaid Live!'

https://adage.com/article/media/abcs-conners-will-integrate-new-hampshire-primary-live-episode/2225846



Kim Kardashian West
Follow
I'm about to watch "The Disappearance of Natalee Holloway" which airs this coming Sunday on Oxygen. I will tell you guys if it's good!

https://twitter.com/kimkardashian/status/897332664390238209?lang=en



COMPLEX
Netflix Party Browser Extension Allows You to Stream and Chat With Friends
NETFLIX

https://www.complex.com/pop-culture/2020/03/netflix-party-browser-extension-stream-chat-with-friends

Why **SideStream**?

① We believe live commentary around popular content is becoming a new form of social interaction

② Seamless, elegant user experience to watch movies remotely with others

Why SideStream?

1 We believe live commentary around popular content is becoming a new f… inte…









2 …, or leg… atch r… tely w… s

Periscope

LIVE

Which one is this?
This is a scary movie
Say something
23

Hostel

Red rum
We du
classic Kubrick
51

The Shining



The Fast & The Furious





THE VERGE

TECH ▾   REVIEWS ▾   SCIENCE ▾   CREATORS ▾   ENTERTAINMENT ▾   VIDEO   MORE ▾

New 'Watch Parties' feature lets streamers watch Amazon Prime with their viewers on Twitch

You do, however, need to have Amazon Prime to watch those streams

Twitch has begun testing a new feature called "Watch Parties," which gives streamers the ability to stream content from Amazon Prime to their viewers (who also have Amazon Prime), according to a tweet posted Friday evening. Watch Parties brings Prime Video to Twitch," the announcement said. "You can watch a selection of Prime Video movies and TV shows on your channel with any of your viewers who have Prime including the new season of Tom Clancy's *Jack Ryan*, *Mission: Impossible - Fallout*, and *Pokémon*."

"…Some of these people are just pirating video, but enough are trying to provide transformative commentary that it seems clear there's an appetite among streamers for a legal way to comment on live TV or event viewing."

https://www.theverge.com/2019/10/21/20924994/twitch-watch-party-live-amazon-prime-tv-movies-caffeine-youtube-competition

The Fast &
The Furious

Why **SideStream**?

1 We believe live commentary around popular content is becoming a new form of social interaction

2 Seamless, elegant user experience to watch movies remotely with others

3 New monetization option for social media influencers who don't have massive followings

Why SideStream?

ADWEEK
NEWS EVENTS WEBINARS CONNECT YOUR CAREER

PUBLISHERS & PLATFORMS

Google Reports $15 Billion in YouTube Ad Revenue in Its Latest Earnings

It's the first time Alphabet Inc. has revealed those figures

By Sara Jerde | 1 day ago

https://www.adweek.com/performance-marketing/google-reports-15-billion-in-youtube-ad-revenue-in-its-latest-earnings/

1. ...tary around popular content is ... social interaction
2. Seamless elegant user experience to watch movies remotely with others
3. New monetization option for social media influencers who don't have massive followings

Why SideStream?

1 Google ... YouTube popula...
Ad Reve... of socia...
It's the first ti...
By Sara Jerde | 1 day a...

2 ... way to wat...

3 N... ...otion for social media influencers who
... ...ollowings

Creators finally know how
much money YouTube makes,
and they want more of it

"IT'S NOT THE BIGGEST STREAMERS
WHO ARE COMPLAINING ABOUT THE
CURRENT STATE OF YOUTUBE."

By Julia Alexander | Feb 4, 2020, 1:01pm EST

"The reality is that no one is happy…a
large portion of advertising payouts goes
to the top 1 percent of creators…The
creators who feel like they're being
screwed over the most by YouTube are
the ones in the middle."

https://www.theverge.com/2020/2/4/21121370/youtube-advertising-revenue-creators-demonetization-earnings-google

4/12

Why SideStream?

1 We believe live commentary around popular content is becoming a new form of social interaction

2 Seamless, elegant user experience to watch movies remotely with others

3 New monetization option for social media influencers who don't have massive followings

4 Avenue for studios to drive revenue from library titles

LICENSING PARTNERS (PAST AND PRESENT)

Why SideStream?

1. We believe live commentary around popular content is becoming

2. No elegant, casual, way to w...   ...tely with others

3. New monetization option for ...   ...encers who don't have massive followings

4. Stu...   ...ways to dr...
   fro...






Why **Side**Stream?

1 We believe live commentary around popular content is becoming a new form of social interaction

2 Seamless, elegant user experience to watch movies remotely with others

3 New monetization option for social media influencers who don't have massive followings

4 Avenue for studios to drive revenue from library titles

5 Received development grant from the Android Innovation Initiative

SideStream

▸ **Simple, seamless, and licensed content (i.e. studio friendly)**

▸ **Initially premium/transactional video on demand then add advertising video on demand and authenticated streaming video on demand**

▸ **We are building a revenue share model that recruits hosts/influencers of all sizes**

▸ **Capable of both public and private SideSteam events**



Premium & Library Movies



Premium Commentary



Friends & Family

Marketing

▸ **At the foundation of SideSteam's business plan is a model that incentivizes hosts to promote their own events to maximize revenue.**

  ▸ **From micro to macro communities, hosts with any size following earn a revenue share for each ticket sold to their events***

  ▸ **Unlike advertising based models, massive viewership isn't required for hosts to generate funds**

** Rev share begins after third ticket to hosts' event is sold

Host Model

▶**Incentive driven marketing model structured as follows:**

    ▶**Each SideStream virtual ticket has two components:**

	Premium	Cult/Classic
Movie (fixed)	**$3.99**	**$1.99**
Host Fee (variable)	**$1.00**	**$1.00**
SideStream Ticket Total	**$4.99**	**$2.99**

    ▶**Content/Movie price fixed, host fee variable**

    ▶**Minimum host fee = $1.00**

    ▶**Host establishes price to event at/above the set minimum based on what "host fee" they want to charge to their event**

    ▶**Host revenue share starts after first 3 tickets sold**

    ▶**Host keeps 50% of Net Revenue (>3 tickets) from their host fee**



Strong Fundamentals

▸ **We believe the initial transactional model paves the way for growth and brand building:**

1   **Low upfront content cost**

2   **Low marketing cost**

3   **Distribution costs only incurred upon transaction**

Team

Co-Founder & CEO



NEAL TILES

- **Twenty+ years in marketing and entertainment**
- **President/CEO G4 Media (Comcast/NBCU)**
- **EVP, Chief Marketing Officer DirecTV**
- **EVP, Chief Marketing Officer Fox Sports Media**
- **Consultant & Advisor for Pluto TV, VENN.TV, IGN.com**

Co-Founder & CPO



KEVIN PEREIRA

- **Years of traditional and digital production experience**
- **Founder of Super Creative TV**
- **Experience in the live-streaming category, across platforms like Twitch, Instagram, and Patreon**
- **Host of "Hack My Life" on HBOMax**



movies + friends

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

<u>**Company Risk (cont'd)**</u>

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

When developing SideStream, our mission was to create a simple, seamless way for both viewers and hosts to connect live in a virtual theater for a share experienced, centered around their favorite movies.

If a user wants to host an event for 10 friends or 10,000 followers, either for fun, for profit or even for their favorite charity, they can schedule an event and setup their personal theater in seconds.

After choosing a title from our library, hosts select a date and time for their event as well as the fee they wish to charge for their SideStream commentary. An up-and-coming comedian might want to charge less to entice a bigger crowd, while a famous director may opt for a larger fee to donate to their favorite charity.

The flexibility is there, with those details squared away. They'll have a chance to record a brief promotional video, hyping their event. What makes this all so simple, is that at no point will a host need to leave our site, download additional software or fuss with a complicated streaming setup. It all happens in one place.

To go live, hosts launch their SideStream event from their browser with a single click. Their webcam feed is synced in the cloud in real-time, alongside the DRM-protected movie.

For audiences, SideSteam was designed to elegantly serve us content and talent, while simplifying the event purchase and viewing process.

On the homepage, viewers get a glance of featured SideStreams, can browse trending events, sort by genre or receive recommendations based off their purchase history, favorite SideStreamers or even a specific movie they love.

Selecting a movie allows users to view additional information about that title, see which live events are coming up, or even choose to host their own SideStream for that movie, all from one place. After purchasing a SideStream, users can chat on a dedicated page, providing questions or comments for the host to address, all to amp up the excitement for the event. It's really that simple.

Watch the premium content you love, share the experience with family and friends and earn by engaging your followers. This is what SideStream is all about.


this is a director of one of your favorite movies...


sidestream
...and this is a director of one of your favorite movies
HatoriHanzo: That's awesome
N3WT: This is my favorite movie of all time
JohnnyUtah91: Mine too!
N3WT: Anyone excited for the reboot?
Neo: I can't wait!
BuffaloBill: I never would've guessed that this shot
ThisIsMyBoomStick: Game changer!
I need to watch the first one now
Glad you love it!
CHAT









JohnnyUtah91: Mine too!

N3WT: LOL

Neo: HAHA BEST SCENE!

BuffaloBill: I never would've guessed that this shot

This is clas | CHAT



this is social



this is good







together

  

EXHIBIT G

Webinar Transcript

Brett Andrews:	Hey everybody, this is Brett Andrews with MicroVentures. Thank you all for joining us today for the webinar. Today we're going to be hearing from SideStream, social video platform that allows both influencers and everyday individuals to host live, interactive, digital screening parties for popular movies while participating in the revenue generated from their event. We are joined today by their co-founder and CEO, Neal Tiles. Neal has spent decades in the creative entertainment industry with executive C level positions at ESPN Disney, Fox Broadcasting, DirecTV and Comcast NBCU. In addition to his employment responsibilities throughout his career, Neal has advised numerous companies like Pluto TV, VEN, IGN, Tribune Media, and others on their content marketing and development strategies. He earned a Bachelor of Science in public communications from Syracuse University. How are you doing today, Neal?
Neal Tiles:	I'm doing well, Brett, thanks.
Brett Andrews:	Great, thanks. I really appreciate you joining us here so that we can share a little bit more about this business for those folks who are interested. Real quick, before I kick it over to you, just for people listening understand what we're doing here today, Neal is going to spend about 10 or 15 minutes going through his presentation, the pitch deck, hopefully you can see the screen on this video here, the first slide. He's going to run through this and talk through the slides and then when he gets to the end, he'll kick it back to me and I've got some questions for him, so we'll jump into a little Q&A and make it a little conversational at the end. Hopefully we can get some questions that people may have answered here and then stick around to the end, we'll point you in some other places where you can find some more information. With that, Neal, I'll let you take it away and introduce everyone to SideStream.
Neal Tiles:	Awesome, thank you for that introduction Brett. Happy to be here and happy to share a little bit about SideStream and what we're up to. We are a platform that enables really anyone to watch and share movies that they're passionate about. One of the core premises of SideStream is that when we took a look at the movie rental landscape in the transactional space, which is what we know as your pay-per-view movie rentals, whether that be iTunes or Comcast, DirecTV, Pay-Per-View or what have you, Google Play. I think that panned out as we no longer see that business nearly as big as it was back then. But since then, that model really hasn't changed all that much. The availability of movies has moved onto other types of devices, whether that be phones or iPads, what have you. But the contemplation of engagement and interaction around the movies that you watch and rent haven't been introduced by and large by really any platform.

What we set out to do was to try to bring the ubiquity of social media which has become a popular, everyday occurrence in our lives, since 2008. We sought to integrate that into what the movie experience is all about. That's what SideStream is. A little bit about the platform, Here's your legal notice, which I'm not sure if MicroVentures wants me to read this. |
| Brett Andrews: | You don't need to read that. You can skip through. I appreciate it though. |

Neal Tiles:	No problem. Our mission here is that we are a live social video platform where anyone can host digital screening parties around movies they're passionate about. Right now, on the right hand side, you see the current iteration of our product, which is what we call the public SideStream events where one host is live on screen, above them is a chat window where anyone in the audience can communicate with the host, they can read their comments and questions in real time. On the left, you have a DRM protected movie file that is licensed from the studios so everything is legal. The audience watches along with the host in the lower right hand screen. On the left hand side is what we call "SideStream Friends and Family", or a more simple term is a private SideStream event. This is not currently developed. This would be one of the products we would look to develop with proceeds from this raise but with this iteration we would introduce the capability for people to do watch-alongs amongst their friends. We can fit up to about 10 people around the content screen. Coming out of that development, we would have our two core products. The one on the right we currently have deployed in MVP beta, the one on the left, we would look to develop with proceeds and funds.

Five reasons why we think SideStream is the right opportunity at the right time. The first is what we believe live commentary around popular content is becoming a new form of social interaction. You don't have to look very further than most of the social media platforms, whether it be Twitter or Instagram or Facebook, there is plenty of use cases out there where celebrities, directors, influencers of all different sizes are watching in a second screen live environment but without the content on screen. One that isn't featured here that got a lot of attention was the cast of the move Princess Bride doing a live table read on Zoom for a charity a few months back. These are the types of things that SideStream can power with a seamless watch with experience where you don't have to do second screens, you don't have to do devices on the side. It's all integrated onto one screen. The second is that we provide the seamless, elegant user experience to watch movies remotely with others. Right now, if you tried to do this, it's not very elegant, certainly not legal. What we do is look to bring this experience and this use case all together in one environment.

Further to this is there's an article here that was featured in the publication The Verge just about how this is becoming somewhat of a normal occurrence where you see that some people are just trying to pirate video but enough are trying to provide transformative commentary that it seems clear there's an appetite among streamers for a legal way to comment on live TV or event viewing. Twitch is probably the biggest analogy to our platform, where they predominantly are focused on live streaming of video games. We believe that there's the opportunity to livestream over movies now but eventually what we would seek to do is bring in really any form of content that someone wants to watch along with others.

The third is that SideStream provides a new monetization option for social media influencers who don't have massive followings. This is a core premise for our business as well, which is that right now, if you want to monetize your following, for the most part it's limited to ad-based platforms. Which are fine, those are abundant, whether that's a Twitch or a YouTube live but what those require to see large amounts of funds raised by the influencer is scale of an audience. That's what they're more inclined to service. Small influencers who have communities with maybe 100, 200, 500 people which are the vast majority of people on social media, they really don't have many options for themselves to seek to monetize that community. We provide that option for them based on the model that we deploy. Is this something that is of a concern to the marketplace? We believe so.

Last year, Google reported $15 billion in YouTube ad revenue. It's the first time they revealed those figures. There was a bit of an outcry by the market when they look at another article in the Verge as well, where they talk about that the reality is no one is happy in the YouTube streaming community. A large portion of the advertising payouts goes to the top 1% of creators. The creators who feel like they're being screwed over the most by YouTube are the ones in the middle. SideStream is really designed for everyone from the top, to the middle, to the bottom. We believe that's what makes us unique. The fourth and the fifth opportunities is that we're an avenue for studios to drive revenue from their library of titles. When we met with various studios, transactional video on demand was something that's super important to them and their business models because it allows them to monetize their vast libraries of content in a window that overlaps with some of their other partners that have the very same titles in similar windows.

From a flexibility standpoint, transactional gives them the opportunity to monetize the title that they are also getting paid from a partner to use in a subscription platform or an advertising based platform. That's where the benefit for the studio is, is that this is yet a third place for them to monetize the very same title. Transactional has definitely seen a bit of downward pressure on revenue generation as subscription video models have taken off, like the Netflix of the world or the Disney Plus or HBO Max type of models.

Our licensing partners from the past and present, we've done a proof of concept where we were in partnerships with Universal, Lionsgate, Gravitas and CBS Films. In our current beta iteration, we have an agreement with Universal. One of the use of proceeds would be to ensure that we have the funds to ingest the titles that we need to, to partner with more than just one studio.

Finally, we believe that the viability of this platform was further validated from a development grant that we received from an Android TV innovation initiative. This was the inaugural program where they reached out to developers to apply for a series of grants that would allow the further usage of the Android TV platform. We continue to be in partnership with them. Right now we are offered exclusively to Android TV and the Google Chrome. Again, with use of proceeds we would seek to expand our offering outside of the Google/Android ecosystem and allow for IOS and other ecosystems to offer live SideStream events.

That's pretty much what SideStream is about. We're a simple, seamless experience with licensed content that's studio friendly. We're initially premium, transactional based, as I mentioned but we absolutely would look to add advertising video, which would be free to the consumer with ads as well as on demand where we can catalog or we can library past SideStream events for people to consume in the future in a non-live environment. We think that we have an opportunity here because we're building a revenue share model that recruits hosts and influencers of all sizes, not just the ones that have massive followings. We look to have the capability of both public and private SideStream events, where right now we're pretty much limited to public events. We're only a closing of a raise to develop out the private events and add those to our monetization efforts.

One of the key aspects that we believe makes the business plan attractive is that our model incentivizes hosts to promote their own events and to maximize revenue. A lot of people talk about how Netflix and Disney Plus have watch-along features to them, how are we different? We believe we're very much different from those because aside from the technical differences, no one appears on screen in those features. It's pretty much just a text chat along experience. But more importantly, there's nothing that incentivizes someone to actually do a watch-along on those platforms. Hosts aren't receiving any proceeds from doing it so there's no incentive for them to actually sign up an event and try to organize it. There's no scale capability versus SideStream, which we have up to 25,000 concurrent users on our platform at any one time in terms of capability.

This is pretty much the host revenue share model. We don't necessarily need to go into this in too much detail, it's posted on the site but again, hosts are incentivized. The summary of this slide is we have a movie portion of the ticket that is fixed based on our agreements with the studios. Then we have a variable fee that the host determines that gets combined to form one ticket price. Hosts start to earn 75% of the revenue after three tickets are sold. From our standpoint, we get to recoup some of the startup costs and then the host starts to participate. As I mentioned, strong fundamentals, low upfront costs, content costs right now from the studios, they're incentivizing us to help them grow this portion of their on-demand ecosystem. Low marketing costs because the hosts are the engines that drive audiences for their SideStream events. Distribution costs, we only incur upon the transaction. We don't pay for bandwidth costs, we don't pay for transaction bank charges until we actually sell a ticket.

Brett mentioned myself and my credentials from my career and my experience. One of the co-founders is Kevin Pereira, who has a vast majority of experience in product development in the digital space from production to website development to influencer marketing and promotion. He's a perfect partner for the SideStream business at this stage. That's it. That's pretty much what SideStream is about. We're excited with the momentum that we have thus far on the MicroVentures platform in terms of our raise. We're here to answer any questions in this webinar but also in the future if, after there, there's any questions. There's a discussion board posted on the site for people to post questions that I can respond to. With that, I will toss it back to Brett, who may have some questions.

Brett Andrews: Great, thanks Neal. I appreciate it. We will, at the end, I'll make sure to remind folks that they can check out the remainder of the campaign page as well as that discussion forum. I appreciate you touching on that. I really love this concept, as I know we've been talking for a while now prior to us getting the campaign going. In fact, it's funny, the other night I was listening to a pretty popular, movie related podcast. The host of that podcast did a watch-along for the new Snyder-cut DC film. No one was interacting with them. It was three or four people watching it and commenting on it while they were watching it. There was no video attached. I didn't make it through the whole thing, it was four hours but it was still kind of fascinating and I'm thinking, it made me think of your business in that a two-way engagement between someone like that, who is obviously an influencer to some extent within that vertical and people who could actually make comments or ask questions, "What do you think of this scene" so on and so on, I think it's really compelling. I can see a big market for it.

But I wanted to start to talk a little bit more about the product itself just for people who may not be totally clear on how this works. You mentioned that you're currently on Android because of the grant that you guys got and that's where the initial development is starting. Is this a web app, a mobile app? Then can you just talk a little bit about the user flow in terms of I log into SideStream and then I guess there's a library of movies that I can choose from and I click play. Can you walk us through what that looks like from a user perspective?

Neal Tiles: Yeah. The answer to the first question is you are able to browse the site and events and purchase tickets on any modern browser, Safari, Firefox, Chrome, what have you. To watch an event, once it goes live, you have to watch it on either Chrome, it's just a website, browser=based experience. There's no downloads of any kind. Or on Android TV, which is an app marketplace that either your smart television runs Android TV natively. Or it's also a very common occurrence is the external device is an Android TV device, whether that's Nvidia or Philips or whomever. To watch right now it's on Chrome or Android TV, to browse the site, fans and everything, it's any modern browser. You need to download on Android but again, on the website, on the web experience, there's no download. We think that's a big point of difference for us because a lot of other live streaming services require you to download a browser extension or some kind of software.

From the path for the users, there's obviously two. There's a host path and a viewer path, or an attendee path. From the host path, it's pretty much what you talked about, which is you come to SideStream, you browse movies that you're interested in. You schedule your event, which is very easy to do. You pick a date, a time, and you determine the price of your SideStream commentary. Our minimum price is $1 that you can set it at, but you can set it to whatever you believe your audience is willing to pay for that commentary. That gets joined, automatically, with the movie price, which is $3.99 for Hollywood movies, $1.99 for what we call cult classics, which are your smaller independent films or public domain films. When you determine the price of your commentary, it combines with the movie cost.

That generates a link that you then use to promote on your various channels. You can go post that link on your Instagram page, your Twitter, Facebook, whatever you want to do. That allows people to click on that link and go immediately into your individual box office and purchase a ticket for that event. Once it's purchased, the person is authenticated, they're ready to go. When the host starts the movie, everyone sees the movie and the host and the chat commentary alongside. It's a pretty seamless experience relative to what a lot of people believe is necessary in order to achieve this kind of functionality.

Brett Andrews: Got it. Just real quick on that business model part, I just want to clarify, there's a set amount that the studio is obviously charging, that's on a per ticket basis. If it's

$3.99 for a premium title, the profits, as it were to the influencer and then I guess the cut that you guys would take is packed on top of that for whoever wants to join the watch party?

Neal Tiles: That's correct. If you use a Hollywood movie like *Ted*, the movie portion is $3.99, the minimum host fee is $1. That makes the minimum price of a ticket $4.99, which isn't really that far off if you wanted to rent *Ted* right now on iTunes or elsewhere, you're going to pay close to that, probably $3.99. What we do is we just believe that we're enhancing the experience for this occasion and that's what we charge the premium of the $1 for. We do a revenue share with the studio based just on the price of the ticket. The studio doesn't participate in anything that the host charges. That's just between SideStream and the host. It's really an attractive model in that sense, in that if somebody thinks they can get $9.99 for a ticket from their audience, the studio shares in $3.99 and SideStream and the host share in the $6 that's remaining from the commentary.

Brett Andrews: Got it. To the point you made during the presentation, what does an influencer have to lose outside of their time? If they're obviously incentivized to maximize that audience, they're not having to put any money up. It's literally, "I get to watch a movie, interact with my fans and make money." Everybody is happy.

Neal Tiles: From a large influencer standpoint, it's fantastic because we're not saying it's going to replace any of the primary platforms that they're using to monetize their audiences, whether that be Twitch or YouTube or whatever, we think with them, this is a fantastic supplement to that experience where they don't have to create content. When you talk to influencers, especially the large ones. The reason they're so popular and large is because they're constantly churning out content which takes them a lot of time. This is a pretty easy lift for them because they don't have to create video content around what they're doing. They're really just inviting their following to watch a movie with them live. It's audio commentary. From their standpoint, it's pretty attractive. For the smaller ones, as you mentioned, they don't have really many other options out there.

Brett Andrews: Then on the studio side, you mentioned near the end of the presentation that it's low capital requirements for you, I was curious a little bit about how some of these deals work. You don't need to share specifics if you don't want to get into that. I'm sure that's between you and them but can you, just from a high broad strokes level, is there upfront costs associated with you doing these deals? Or is it because they're getting a payment for anybody who actually streams the video, are the studios making their revenue just off of that piece?

Neal Tiles: I can't go into too much specifics but I will say it's very friendly towards us and incentivizes us or incentivizes the marketplace to allow this to succeed. In full disclosure, don't foresee that the business arrangements we currently have are long-term arrangements. I think in success there will be various levels of guarantees that will need to be made to content owners, to big studios, to continue. But at this stage, suffice to say that they are giving us some runway to prove out this model for them. When we meet with them, they're really incentivized to see transactional continue and to thrive. There's a lot of other reasons why existing players are using movies but none of them center around the movie itself. That's what we seek to solve here is that the movie is the centerpiece of the business model.

Brett Andrews: Got it. I was going to ask about the types of titles, meaning I'm assuming these are ones that are not already locked up in exclusivities but thinking about the landscape right now, it seems like every one of these studios has their own streaming platform and are starting to say, "Why give Netflix access to our library? Let's keep it to ourselves and then find ways like this, potentially, to monetize." I guess, what are your thoughts on that and are there certain titles that are locked up that you wouldn't be able to have access to? Assuming, I know at the current stage everything is early and this is more giving you a smaller amount to work with. Assuming this gets to scale, is there tie-ups, for example, or titles you wouldn't have access to?

Neal Tiles: Presently, no. There isn't. Again, that's one of the beautiful things about this model is that we're dealing in a transactional window. Where titles get tied up and concerned with is in subscription video on demand windows, advertising on demand windows and then linear advertising windows. Whether that be a movie that is previously in Netflix that Netflix licensed from a studio or in an actual studio's subscription service, like you mentioned an HBO Max or a Disney Plus. Or if they license it to a television network like TBS or FX or CBS or any of the other broadcast windows. Those are the windows that there isn't a lot of flexibility on the content because of the way those windows work. Those partners want them exclusively. For us, because we're transactional based like iTunes and Google Play, I'm not aware of any exclusivity to the transactional window. That's been one of the big things in Hollywood now is how studios are pulling their content from other subscription sites like a Netflix, like an Amazon Prime because they want to put them just in their ecosystems. But they're not pulling them from the transactional marketplaces, from iTunes for video, from Google Play store, from Amazon Prime rentals. Those still remain thriving marketplaces with titles from virtually all different studios. It's when you get into the subscription areas that things start to become a little bit more exclusive and difficult to obtain.

Brett Andrews: Got it. Maybe this plays off this, I have one more question on the title side and then I'm going to want to move into a couple of other things. This could come up as a little forward looking, I want to preface this with Neal is going to hopefully respond in a very high level, theoretical way. But do you see any potential for this to apply to new releases at some point? You've seen, obviously, HBO Max had the announcement earlier this year that they're releasing a bunch of titles direct to streaming. I don't know whether that's a trend that will continue or not. But certainly, even if you went back to the old model, there's the newly released on streaming videos that have already gone through the theater cycle. I can see that being, in terms of events which is really what this is built around, given that it's transactional do you see opportunities there at all in terms of new releases in the future?

Neal Tiles: 100%. The fact that, as you pointed out, the fact that we're transactional but also the fact that we have digital rights management software that is approved by the Motion Picture Association of America, which is basically piracy software, that's a requirement, a non-starter in a requirement in working with studios and their titles is you have to be able to prove to them that you are secure and no one is going to be able to steal it. The fact that we have a pay gate and our proof for anti-piracy gives us a lot of flexibility to offer that.

Brett Andrews: Fingers crossed we get that; I think that would be a super exciting opportunity. I can see that margin on top of, I'm sure the cost of the new release is probably higher, the base cost. But I could see people, it's almost like they're getting a screener but they potentially have the cast there with them. That'd be a really cool experience. It's exciting to hear that's in the works. The last couple of questions I've got for you here, you mentioned that the platform is in a beta stage right now. You've got a couple of deals worked out. Where are things in terms of development? Then maybe what you can talk about alongside that is the use of funds for this raise. Obviously the whole point of the webinar is to introduce folks further to you and the business itself. Maybe you can share a little bit about where the funds are going and then talk about where the product is today and where you plan to take it.

Neal Tiles: Sure. Where the product is today, we are public, launched in the Android marketplace. We're in the Google Play marketplace, I'm sorry, on Android TV. We are public, accessible in the Chrome browser, as I mentioned. We're just not doing a tremendous amount of promotion just yet until we can continue to have success in conducting events so that we have confidence and concurrency and all that. It's a little bit time consuming to try to rally up enough people to validate platforms post 100, post 200, post 500. We're doing that just so that we have the confidence when we conduct bigger events that our platform is stable enough. We've conducted several events so far with success. We're continuing to push and schedule events.

In terms of where proceeds are going, as I mentioned, the vast majority of proceeds would be put towards development of further functionality. I mentioned the private SideStream capabilities, we think that's a big revenue generator to allow people to do sort of book clubs if you will but for movies on a weekly basis where they don't have to be under the spotlight of a public event. We recognize that not everyone wants to be publicly displayed. That is a big component of the use of proceeds as well as what that will allow us to do is naturally, right now a host is only a single camera. Through the integration of multiple people on the screen, we'll be able to offer public events so that multiple hosts can be present on screen at any given time, which is, we think important especially in this virtual environment where people don't have to get together physically to host themselves. I'd say those are the biggest use of funds.

We would like to continue to seed the marketplace a little bit with marketing funds, just to raise awareness and exposure. As I mentioned, long-term we see marketing as a very light portion of our business plans since there really is no one better than the actual host to push and promote their events because they're incentivized and it's their audience that's most likely going to purchase the events but initially just to make potential hosts available or aware and available, that's where we would seek to put a portion of the funds.

Brett Andrews:	Got it. One other question, just a quick one based on something you just brought up. On the influencer side, it sounds like you guys are already in conversation with several who plan to be your initial onboarding influencers?
Neal Tiles:	Yes.
Brett Andrews:	Okay.
Neal Tiles:	Was that the question? Yes. We reached out, one of the great things about what's going on with the marketplace is that you see things like Cameo or Masterclass, some people point to Only Fans, which is a subscription service. But there's already platforms outside of what we're doing that have shown the willingness of influencers to monetize their followings in a transactional capability. What we've done is we've done a lot of research to reach out to people who have shown their willingness to do that.
Brett Andrews:	Got it. The last one for me, again, this isn't one that I just want to preface as well. This is going to be hopefully from a high level. We just want to give people a sense of where this could get in the future. Obviously you guys are focused on movies. It's your background, you know a ton of people in the space. I think it's a tribute to that you have been able to get these studios to give you guys deals when you're very early in the business building process. Can you share a little bit about other things that you may be able to utilize the platform for, going forward in the future?
Neal Tiles:	Yeah.
Brett Andrews:	I know you talked about Twitch, which was kind of focused on the eSports and gaming space but as far as live events, anything else that the platform could potentially be used for and whether or not that's something you ever see yourself getting into?
Neal Tiles:	Yes, for sure. The premise of SideStream is a "watch with platform". We see that is the absolute opportunity. If you're going to take one thing away from this webinar, it's that we see this platform as just that, as something that allows anyone the ability to watch any content that they are passionate about with others, whether that's transactional, whether that's free with ads, whether that's movies or TV or short form music generated content or presidential debates or dog show competitions or sports. Right now, there isn't an opportunity to watch the breadth of content like that with others that are passionate about. We're starting with movies, as you mentioned, based on many different reasons but primarily it's because it's an easier lift for us at this stage with financial resources because the titles are available in an attractive model for us.

We don't have to push the content out there with bandwidth hoping that people watch and see our ads. We're doing a transactional model, which only incurs, as I mentioned, the cost as events get consumed. The last reason it is allows us to singularly market the site through the hook of movies. I like to say much like how Amazon started just with books and once they got their toehold in on books, they expanded out to other things. We're following a similar path in that we're starting with movies and eventually, once we get the toehold and the brand defined, we'll |

start to expand out the offering. I'm not saying or promising that we'll be the next Amazon but we're following a path that's similar.

Brett Andrews: Got it. Of course. I think we put the proper disclaimers in there. That's going to be it for my questions, I really do appreciate getting the additional context, Neal and you spending some time here. For folks listening, you're likely watching this on the SideStream campaign page on MicroVentures. If you have any more questions for Neal as we talked about a little bit earlier, I would encourage you to do two things. One, scroll down this campaign page and see if any of your questions is answered in the content that we helped put together in conjunction with the SideStream team and Neal himself. We've got a whole host of information, there's more detail on the use of funds as we touched on here. Also, investment terms are there as well. I know we didn't talk about that but you can look there to see what the terms of the investment would be, as well as perks and a whole bunch of other information that we put together with them. If you still have a question after any of that, as Neal mentioned, there is a discussion forum at the bottom, Neal has done a great job of responding to those. I encourage you to send in any questions that you have there.

Of course, if you'd like to invest, we'd encourage you to do so. Again, the whole point of this webinar is to provide additional information for potential investors and help SideStream continue to execute on this vision. If you'd like to be a part of that, we'd encourage you to join in. If you want to invest on this same page, you should see a bright orange Invest button up at the top right. You can click there. If you have an account with us, you likely know how this works. If not, then I would encourage you to go ahead and set up an account. It's free to do so. There's no commitment to create an account but once you go through the investment process, you can choose how much you'd like to participate with and go ahead and finalize on that. With that, Neal, that's going to be it for the webinar and my questions but is there any parting thoughts or anywhere else you'd like to point people towards?

Neal Tiles: No, I think that pretty much sums it up. As I think about, at the very top we're super enthusiastic about the response thus far, the raise a couple of weeks in. I want to thank everyone at MicroVentures, the team has been awesome in helping us bring this to market. We look forward to continue a successful raise.

Brett Andrews: Great. We're really excited to be working with you on this as well and very excited to see this product continued to be rolled out. Again, Neal, thanks. Thanks for everybody who is tuning into this, I really appreciate it. I know we're living in some crazy times so carving out some time to hear more about this means a lot to us. All right, Neal. I really appreciate it; I'll talk to you soon.

Neal Tiles: Be well.

Brett Andrews: All right. Bye.